VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Division of Corporate Finance

Re: Sonic Foundry, Inc.
Registration Statement on Form S-3 (File No. 333-194450)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sonic Foundry, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-194450), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014. The Registration Statement has not been declared effective by the Commission.

The Company is seeking withdrawal of the Registration Statement because the selling stockholders who held all shares to be registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act.

The Company confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement(s).

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Sonic Foundry, Inc., 222 West Washington Avenue, Madison, Wisconsin 53703, facsimile number (608) 443-1633, with a copy to the Company’s counsel, McBreen & Kopko LLP Attn.: James R. Stern, 209 West Jackson, Suite 800, Chicago, Illinois 60606, facsimile number (312) 332-2657.

If you have questions or require additional information, please contact the Company’s counsel, James R. Stern of McBreen & Kopko LLP, at (312) 332-6405.

Sincerely,

Sonic Foundry, Inc.

/s/ Kenneth A. Minor

Kenneth A. Minor
Chief Financial Officer